News Release,
by BUTTERFIELD.

The Bank of N.T. Butterfield & Son Limited
65 Front Street, Hamilton HM 12 Bermuda
P.O. Box HM 195, Hamilton HM AX Bermuda
Tel: (441) 295 1111 Fax: (441) 295 3878
www.butterfieldgroup.com

BUTTERFIELD ANNUAL GENERAL MEETING TO BE VIRTUAL ONLY

Hamilton, Bermuda — July 28, 2020: The Bank of N.T. Butterfield & Son Limited ("Butterfield" or "the Bank") (NYSE: NTB | BSX: NTB.BH) has announced that, due to public health concerns related to COVID-19, and in the interest of protecting shareholders and employees, its Annual General Meeting of Shareholders will be changed to a virtual-only format. The Annual General Meeting will continue to be held on Wednesday, August 12, 2020 at 10:00 a.m. Bermuda time, but shareholders cannot attend the meeting in person.

Shareholders of record as of the close of business on May 18, 2020 are entitled to attend the online meeting by visiting www.virtualshareholdermeeting.com/NTBBH2020 beginning at 9:45 a.m. Bermuda time on August 12, 2020.

To enter the meeting, shareholders will need to use the 16-digit control number included in the proxy materials that were recently sent to them. A copy of the meeting agenda, proposals to be voted on and the rules of conduct for the meeting will be available on the site, as well as the Investor Relations section of www.butterfieldgroup.com.

Shareholders will have the opportunity to ask the presenters questions related to the business of the Annual General Meeting using the online portal.

Whether or not shareholders plan to attend the virtual-only meeting, Butterfield urges shareholders to vote and submit their proxies in advance of the meeting. Please note that the proxy card included with the proxy materials will not be updated to reflect the change to a virtual-only meeting and may be used to vote shares in connection with the Annual General Meeting.

-ENDS-

About Butterfield:
Butterfield is a full-service bank and wealth manager headquartered in Hamilton, Bermuda, providing services to clients from Bermuda, the Cayman Islands, Guernsey and Jersey, where our principal banking operations are located, and The Bahamas, Switzerland, Singapore and the United Kingdom, where we offer specialized financial services. Banking services comprise deposit, cash management and lending solutions for individual, business and institutional clients. Wealth management services are composed of trust, private banking, asset management and custody. In Bermuda, the Cayman Islands and Guernsey, we offer both banking and wealth management. In The Bahamas, Singapore and Switzerland, we offer select wealth management services. In the UK, we offer residential property lending. In Jersey, we offer select banking and wealth management services. Butterfield is publicly traded on the New York Stock Exchange (symbol: NTB) and the Bermuda Stock Exchange (symbol: NTB.BH). Further details on the Butterfield Group can be obtained from our website at: www.butterfieldgroup.com.

Investor Relations Contact:
Noah Fields
Investor Relations
The Bank of N.T. Butterfield & Son Limited
Phone : (441) 299 3816
E-mail : noah.fields@butterfieldgroup.com

Media Relations Contact:
Mark Johnson
Group Head of Communications
The Bank of N.T. Butterfield & Son Limited
Phone: (441) 299 1624
Cellular: (441) 524 1025
E-mail: mark.johnson@butterfieldgroup.com